EXHIBIT 12.1

RELIANT ENERGY, INC. AND SUBSIDIARIES

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2004 (1)	2003 (1)	2004 (2)	2003 (2)
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$104,010	$101,064	$200,628	$184,153
Capitalized interest	10,834	29,924	27,551	47,492
Interest within rent expense	22,572	21,710	45,506	44,267

Total fixed charges	137,416	152,698	273,685	275,912

Earnings from continuing operations:
Loss from continuing operations before income taxes	$(102,944)	$(47,790)	$(173,112)	$(114,946)
Loss of equity investments of unconsolidated subsidiaries	8,783	2,390	9,588	3,599

Subtotal	(94,161)	(45,400)	(163,524)	(111,347)

Plus –
Fixed charges from above	137,416	152,698	273,685	275,912
Amortization of capitalized interest	1,614	1,054	3,784	2,546
Distributed income of equity investees	—	1,250	2,100	2,250
Less –
Capitalized interest	(10,834)	(29,924)	(27,551)	(47,492)

	$34,035	$79,678	$88,494	$121,869

Ratio of earnings from continuing operations to fixed charges	—	—	—	—

(1)	For the three months ended June 30, 2004 and 2003, our earnings from continuing operations were insufficient to cover our fixed charges by $103 million and $73 million, respectively.
(2)	For the six months ended June 30, 2004 and 2003, our earnings from continuing operations were insufficient to cover our fixed charges by $185 million and $154 million, respectively.